

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

Via E-mail
David Porges
Chief Executive Officer and President
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

>   **Re: EQT Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 21, 2013**
>   **File No. 001-03551**
>
>   **EQT Midstream Partners, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 21, 2013**
>   **File No. 001-35574**

Dear Mr. Porges:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 59

Notes to Consolidated Financial Statements, page 68

Note 6. Proposed Sale of Properties and Sales of Properties, page 84

1. As part of your disclosure surrounding the anticipated sale of Equitable Gas Company, LLC and Equitable Homeworks, LLC, we note you have concluded that the regulatory approval process could prevent the closing of the transaction. As a result, you have not classified the disposal group as held for sale in your financial statements, and do not intend to do so until you make satisfactory progress in the regulatory process. Please tell

us more about the factors that resulted in this accounting treatment conclusion. As part of your response, please also tell us what consideration you gave to the implementation guidance in ASC 360-10-55-44 through 45 when arriving at you conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 or Yong Kim, Staff Accountant, at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief